KW 2/13/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

SEC FILE NUMBER
8- 68382

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D NO

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas	Nevada	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Welk — (702) 866-0714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

14048072

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RD 3/18/14

OATH OR AFFIRMATION

I, Greg Welk , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Advisors , as of December 31st , 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public 2/28/14

NOTARY PUBLIC NATALIE CABALLERO STATE OF COLORADO

My Commission Expires 01/12/2016

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING ADVISORS, LLC

(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
December 31, 2013 and 2012

UNION GAMING ADVISORS, LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

We have audited the accompanying financial statements of Union Gaming Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Gaming Advisors, LLC as of December 31, 2013 and 2012 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I through IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, through IV is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ De Joya Griffith, LLC
Henderson, Nevada
February 27, 2014

Union Gaming Advisors, LLC
Balance Sheets
(Audited)

	December 31, 2013	December 31, 2012
Assets		
Current assets		
Cash and cash equivalents	$ 2,847,790	$ 554,241
Accounts receivable	58,380	25,000
Accounts receivable related parties	134,715	-
Prepaid expenses	30,307	36,121
Other current assets	1,447	486
Total current assets	3,072,639	615,848
Property & equipment, net	29,542	48,219
Website, net	-	1,147
Investment	40,000	40,000
Total Assets	$ 3,142,181	$ 705,214
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 30,023	$ 64,099
Accounts payable related parties	59,482	18,742
Accrued expenses	3,402	41,473
Unearned revenue	-	12,500
Total current liabilities	92,907	136,814
Total liabilities	92,907	136,814
Equity		
Total member's equity	3,049,274	568,400
Total liabilities and member's equity	$ 3,142,181	$ 705,214

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Income
(Audited)

	Year ended December 31,	
	2013	**2012**
Revenues		
Advisory	$ 2,929,515	$ 668,700
Placement	1,000,000	40,000
Research	5,000	20,000
Trading	2,008,293	1,255,970
Underwriting	1,561,604	150,000
Total revenue	7,504,412	2,134,670
Operating Expenses		
Fees	399,242	382,728
General	54,897	35,084
Office	104,148	42,398
Professional services	85,300	32,206
Salaries & compensation	1,909,737	814,190
Systems	226,765	113,895
Travel, meals & entertainment	332,195	161,598
Total operating costs and expenses	3,112,284	1,582,099
Income from operations	4,392,128	552,571
Other income (expense)		
Other income	14,115	3,280
Other expense	(58,963)	(1,599)
Total other income (expense)	(44,848)	1,681
Net Income	$ 4,347,281	$ 554,252
Earners per average membership units	$ 4,347	$ 554
Average membership units outstanding	1,000	1,000

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Member's Equity
(Audited)

	Units		Total Member's Equity
Balance, December 31, 2011	**1,000**	**$**	**541,148**
Member contributions			-
Member distributions			(527,000)
Net income			554,252
Balance, December 31, 2012	**1,000**		**568,400**
Member contributions			-
Member distributions			(1,866,407)
Net income			4,347,281
Balance, December 31, 2013	**1,000**	**$**	**3,049,274**

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Cash Flows
(Audited)

	Year ended December 31, 2013	Year ended December 31, 2012
Cash flows from operating activities		
Net Income	$ 4,347,281	$ 554,252
Adjustments to reconcile net income from operations to net cash provided by operating activities:		
Depreciation and amortization	19,824	14,830
Income derived from receipt of investment	-	(40,000)
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(168,095)	(25,000)
Decrease (increase) in accrued revenues	-	112,500
Decrease (increase) in prepaid expenses	5,814	(15,559)
Decrease (increase) in other assets	(961)	170
Increase (decrease) in accounts payable	6,664	73,507
Increase (decrease) in accrued expenses	(38,071)	20,702
Increase (decrease) in other current liabilities	(12,500)	9,510
Total cash flows provided by operating activities	4,159,956	704,911
Cash flows from investing activities		
Purchase of property, plant and equipment	-	(57,740)
Total cash flows used in investing activities	-	(57,740)
Cash flows from financing activities		
Capital withdrawals	(1,866,407)	(527,000)
Total cash flows used in financing activities	(1,866,407)	(527,000)
Net change in cash	2,293,549	120,170
Cash beginning	554,242	434,071
Ending cash and cash equivalents	$ 2,847,790	$ 554,241
Taxes paid in cash	$ 187	$ 946
Interest paid in cash	$ 0	$ 13
Non-cash investing and financing activities		
Investment	$ -	$ 40,000

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Advisors, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, strategic advisory services, mergers and acquisitions, and equity trading.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(iii) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to conduct securities business in various states.

Managing member of Company
The Company is managed by its sole member, Union Gaming Group, LLC, a Nevada Limited Liability Company.

Company fiscal year end
The Company's fiscal year is December 31.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Cash and cash equivalents
Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less. Receivables from brokers and dealers represent cash deposits held by the Company's clearing firm and are treated as cash equivalents in the Company's balance sheet and statement of cash flows.

Revenue recognition
Revenues from advisory services, commissions, placement, and underwriting fees are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2013 and 2012. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, cash equivalents, accounts receivable, and accounts receivable – related parties, prepaid expenses, other current assets, property and equipment, accounts payable, accounts

payable related parties, and accrued expenses. Fair values were assumed to approximate carrying values for cash, cash equivalents, accounts receivable, and accounts receivable – related parties, prepaid expenses, other current assets, property and equipment, accounts payable, accounts payable related parties, and accrued expenses and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Level 1: The preferred inputs to valuation efforts are "quoted prices in active markets for identical assets or liabilities," with the caveat that the reporting entity must have access to that market. Information at this level is based on direct observations of transactions involving the same assets and liabilities, not assumptions, and thus offers superior reliability. However, relatively few items, especially physical assets, actually trade in active markets.

Level 2: FASB acknowledged that active markets for identical assets and liabilities are relatively uncommon and, even when they do exist, they may be too thin to provide reliable information. To deal with this shortage of direct data, the board provided a second level of inputs that can be applied in three situations.

Level 3: If inputs from levels 1 and 2 are not available, FASB acknowledges that fair value measures of many assets and liabilities are less precise. The board describes Level 3 inputs as "unobservable," and limits their use by saying they "shall be used to measure fair value to the extent that observable inputs are not available." This category allows "for situations in which there is little, if any, market activity for the asset or liability at the measurement date". Earlier in the standard, FASB explains that "observable inputs" are gathered from sources other than the reporting company and that they are expected to reflect assumptions made by market participants.

During the year ended December 31, 2012, the Company earned a 2% commission in the form of equity in a client business for which the Company helped raise $2mm via private placement. As of December 31, 2013, the Company continues to value this asset at $40,000 in the *Other assets* section of its Balance Sheet.

Equipment
Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Website Development Costs
Costs incurred in developing and maintaining a website are charged to expense when incurred for the planning, content population, and administration or maintenance of the website. All development costs for the application, infrastructure, and graphics development are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized using the straight-line method over a three year estimated economic life.

Income taxes
The Company is treated as a disregarded limited liability company for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Company's parent holding company partnership returns and, ultimately on the returns of the parent

holding company's member's tax returns. Accordingly, no provision for income tax is included in the financial statements.

Concentration of credit risk
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insures balances up to $250,000. As of December 31, 2013, the Company maintained $219,991 in a checking account at Wells Fargo Bank, N.A., an FDIC insured institution. The Company's remaining $2,627,799 in cash equivalents was held in cash, money funds and receivables from other broker dealers aged less than thirty days at the Company's clearing firm, Pershing, LLC.

New accounting pronouncements
There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2013, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Note 2. Compensating balances

$250,000 of the total $2,627,799 held at the Company's clearing broker-dealer represents a clearing deposit that must be maintained as a condition of the Company's ongoing clearing relationship with Pershing, LLC. Accordingly, $250,000 of the $2,627,799 balance is considered a compensating balance.

Note 3. Accounts Receivable

As of December 31, 2013, the Company maintained a total of $193,095 in accounts receivable consisting of $134,715 in related party receivables and $55,025 in customer strategic advisory fees and travel reimbursements, as well as $3,355 in receivables due from other brokers and dealers aged greater than thirty days. The Company collected $50,000 of customer strategic advisory fees in January 2014 and expects to collect all other outstanding accounts receivable by March 31, 2014.

Note 4. Equipment

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment as follows:

			December	
	Cost	Accumulated Depreciation	2013 Net	2012 Net
Televisions	$ 4,359	$ 2,615	$ 1,744	$ 2,616
Computer Equipment	46,404	26,201	20,203	35,671
Furniture	11,685	4,090	7,595	9,932
	$ 62,448	$ 32,906	$ 29,542	$ 48,219

Depreciation expense of $18,677 and $13,300 is included in the statement of operations for the years ended December 31, 2013 and 2012, respectively.

Note 5. Website

The Company's website is valued at cost and amortized using the straight-line method over three years as follows:

			December	
	Cost	Accumulated Amortization	2013 Net	2012 Net
Website	$ 4,590	$ 4,590	$ 0	$ 1,148

Amortization of $1,148 and 1,530 is included in the statement of income for the years ended December 31, 2013 and 2012, respectively.

Note 6. Member's equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2013 and 2012, the Company had all of the 1,000 membership units issued.

On November 13, 2009, the Company issued 1,000 membership units to Union Gaming Group, LLC, the Company's managing member, for capital investment totaling $6,000.

During the year ending December 31, 2013 and 2012 members took distributions of $1,866,407 and $527,000 respectively. No contributions were made by members during the same period.

Note 7. Commitments

On September 28, 2011, Union Gaming Group, the parent holding company and sub-lessor to Union Gaming Advisors, entered into a five year lease, commencing on March 1, 2012, with MS Crescent 3930 Hughes SPV, LLC to rent 2,985 square feet of office space at 3930 Howard Hughes Parkway in Las Vegas, NV. Subsequently, on December 30, 2013, Union Gaming Group amended its original lease to expand its office space to 5,190 square feet and to extend the lease by an additional 30 months.

The following is a schedule of future minimum lease commitments for the Company to its parent holding company:

Year ending December 31,	2014	54,743
	2015	82,163
	2016	84,615
	2017	86,031
	2018	88,465
	2019	60,613
		$ 456,630

Rent expense attributable to this commitment for the years ended December 31, 2013 and 2012 was $44,762 and $21,966, respectively.

Note 8. Related Parties

The Company is a wholly owned subsidiary of Union Gaming Group, LLC (UGG), its parent holding company, and is under common ownership with UGG's wholly-owned subsidiaries Union Gaming Research, LLC (UGR), a Nevada State registered investment adviser and equity research firm and Union Gaming Analytics, LLC (UGA), a consulting firm that performs economic feasibility and impact studies for corporate and government entities. The Company shares its main office with UGG, UGR and UGA. On January 1, 2013, the Company entered into shared services agreements with each parent and affiliate company to provide employee services in exchange for reimbursement of a portion of the Company's employees' compensation. Such reimbursements are based on a percentage of efforts devoted by the Company's employees to serving UGG, UGR and UGA.

As of December 31, 2013, outstanding reimbursements due to the Company for employee efforts totaled $134,715. The following schedule details the shared human resource reimbursements billed to the Company's affiliate and parent companies, amounts paid during the year ended December 31, 2013 and balances payable to the Company as of December 31, 2013.

Company	Billings	Payments	Balance as of December 31, 2013
Union Gaming Group	$ 51,388	$ 40,279	$ 11,109
Union Gaming Research	301,625	240,344	61,281
Union Gaming Analytics	119,617	57,292	62,325
	$ 472,630	$ 337,915	$ 134,715

UGG and the Company's shared services agreement also stipulates that the Company reimburse UGG for certain shared office expenses incurred by UGG. Accordingly, for the year ended December 31, 2013, the Company reimbursed UGG for approximately forty three percent of recurring shared office expenses including accounting services, rent, telephone, tech support and internet. For the periods ended December 31, 2013 and 2012, the Company satisfied $80,328 and $34,923, respectively, in shared office expense payments to UGG.

The following schedule details the shared office expense obligations satisfied under the shared services agreement with UGG for the periods ended December 31, 2013 and 2012.

Item	2013	2012
Accounting Services	$ 7,286	$ 0
Rent	44,762	21,966
Telephone, Tech, & Internet	28,280	12,957
Total	$ 80,328	$ 34,923

Lastly, as the Company's parent holding company, UGG provides the Company and its key employees with access to its American Express corporate credit account. Liabilities incurred by the Company on UGG's American Express corporate credit account are billed by UGG to the Company on a monthly basis. As of December 31, 2013, the Company owed $51,328 to UGG for expenses incurred on UGG's corporate credit account.

In summary, as of December 31, 2013, the Company owed a total of $59,482 to UGG, consisting of $51,328 in American Express credit account liabilities and $8,154 in monthly shared office expenses.

Note 9. Investment

In November 2012, the Company advised on and helped to source a portion of a $2,000,000 private placement for a client for the purpose of constructing and operating a restaurant (the "Project"). The engagement related to the transaction stated that the Company would be entitled to an equity stake in the client company's Project equaling 3% of the total placement if the Company identified the real estate for the Project and 2% of the total transaction size if the client identified the real estate for the Project. Since the Company did not identify the real estate for the Project, the Company was only entitled to 2% of the total placement which was valued at $40,000 which equaled the fair value of the services provided. The investment is accounted for using the cost method. The Company determined that the fair value of the investment equaled to its carrying value at December 31, 2012. As of December 31, 2013, the Company continues to value this asset at $40,000 in the *Other assets* section of its Balance Sheet.

Note 10. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2013, the Company has net capital, as defined, of $2,754,884 which was in excess of its required net capital by $2,654,883 (see schedule I in supplemental information).

Note 11. Subsequent Events

In accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 26, 2013, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclose in the Company's financial statements.

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2013

	Total member's equity qualified for net capital	$	3,049,274
	Additions		-
	Total		3,049,274
Deductions			
	Accounts receivable and accrued revenue		58,380
	Accounts receivable related parties		134,715
	Prepaid expenses		30,307
	Fixed and intangible assets		29,542
	Private equity stake		40,000
	FINRA deposits		1,447
			294,391
Net Capital			2,754,883
Minimum Net Capital required			100,000
Excess Capital		$	2,654,883
Minimum net capital at 120%		$	120,000
Total aggregate indebtedness included in statement of financial condition		$	92,906
Ratio of aggregate indebtedness to net capital			3.37%

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2013

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(ii).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2013

The following is a reconciliation, as of December 31, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 2,754,883
Audit Adjustments:	
None	-
Audited	$ 2,754,883

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Member
Union Gaming Advisors, LLC

In planning and performing our audits of the financial statements of Union Gaming Advisors, LLC (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or

fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

De Joya Griffith, LLC

De Joya Griffith, LLC
Henderson, Nevada
February 27, 2014

Corporate Headquarters.
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Union Gaming Advisors, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Union Gaming Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record and entries found on the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting that the total revenue reported on the audited Form X-17A-5 is $58,207 greater than the amount reported on line 2a of Form SIPC-7, this is due to a net loss from principal transactions in commodities in trading accounts which was reported in line 3 of Form SIPC-7.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (revenue workpapers and general ledger) noting exceptions as referenced above in item 2 and;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue workpapers and general ledger) supporting the adjustments noting exceptions as referenced above in item 2.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Joya Griffith, LLC

/s/ De Joya Griffith, LLC
Henderson, Nevada
February 27, 2014

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049